Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-192845

NORTHERN STATES POWER COMPANY
(a Minnesota corporation)

$300,000,000 4.125% FIRST MORTGAGE BONDS, SERIES DUE MAY 15, 2044

Issuer:	Northern States Power Company (a Minnesota corporation)
Issue Format:	SEC Registered
Expected Ratings*:	Aa3/A/A+ (Stable/Stable/Stable) (Moody’s/Standard & Poor’s/Fitch)
Security Type:	First Mortgage Bonds
Pricing Date:	May 6, 2014
Settlement Date:	May 13, 2014 (T+5)
Interest Payment Dates:	Semi-annually on May 15 and November 15, commencing November 15, 2014
Principal Amount:	$300,000,000
Maturity Date:	May 15, 2044
Reference Benchmark:	3.75% due November 15, 2043
Benchmark Price:	107-01
Benchmark Yield:	3.372%
Re-offer Spread:	+77 bps
Re-offer Yield:	4.142%
Coupon:	4.125%
Price to Public:	99.709%
Net Proceeds to Issuer:	$296,502,000 (before transaction expenses)
Make-Whole Call:	Prior to November 15, 2043, T+15 bps
Par Call:	On or after November 15, 2043 at par
CUSIP/ISIN: Minimum Denominations:	665772CL1/US665772CL17 $1,000
Joint Book-Running Managers:	BMO Capital Markets Corp. J.P. Morgan Securities LLC KeyBanc Capital Markets Inc. Mizuho Securities USA Inc.

* Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BMO Capital Markets Corp., toll free at 1-888-800-6879, J.P. Morgan Securities LLC LLC, collect at 1-212-834-4533, KeyBanc Capital Markets Inc., toll free at 1-866-227-6479, or Mizuho Securities USA Inc., toll free at 1-866-271-7403.